U.S. SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                   FORM 10-SB


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                       SOUTHERN GROUP INTERNATIONAL, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Florida                                       65-0601272
-------------------------------                      -----------------
(State or other jursidiction of                      (I.R.S. I.D. No.)
incorporation or organization)


                   90 Adams Avenue, Hauppauge, New York, 11788
              ----------------------------------------------------
             (Address of  principal  executive  offices) (zip code)


Issuer's telephone number (516) 231-2000

Securities to be registered under Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered
         -------------------                ------------------------------
               None
         -------------------                ------------------------------



Securities to be registered under Section 12(g) of the Act:

                          Common Stock $.0001 par value
                          -----------------------------
                                (Title of class)

                       SOUTHERN GROUP INTERNATIONAL, INC.
                                   Form 10-SB
Table of Contents                                                      Page

                                     PART 1
                                     ------

Item 1.  Description of Business ......................................  1

Item 2.  Management's Discussion and Analysis
                  of Financial Conditions and Results of Operation ....  2

Item 3.  Description of Property ......................................  3

Item 4.  Security Ownership of Certain Beneficial
                  Owners and Management ...............................  3

Item 5.  Directors, Executive Officers, Promoters
                  and Control Persons .................................  4

Item 6.  Executive Compensation .......................................  4

Item 7.  Certain Relationships and Related Transactions ...............  5

Item 8.  Description of Securities ....................................  5

                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's
                  Common Equity and other Stockholder Matters .........  6

Item 2.  Legal Proceedings ............................................  6

Item 3.  Changes in and Disagreements with Accountants ................  6

Item 4.  Recent Sales of Unregistered Securities ......................  6

Item 5.  Indemnification of Directors and Officers ....................  7

                                    PART F/S

Financial Statements ..................................................  F-1

                                    PART III

Item 1.  Index to Exhibits ............................................  7

Item 2.  Description of Exhibits ......................................  7

Signature Page ........................................................  8

                                     PART 1

CAUTION REGARDING FORWARD-LOOKING INFORMATION

     This registration statement contains certain forward-looking statements and information relating to the Company that are based on the beliefs of the Company or management as well as assumptions made by and information currently available to the Company and management. When used in this document, the words
"anticipate", "believe", "estimate", "expect" and "intend" and similar expressions, as they relate to the Company or its management, are intended to identify forward-looking statements. Such statements reflect the current view of the Company regarding future events and are subject to certain risks, uncertainties and assumptions, including the risks and uncertainties noted, should one or more of these risks or uncertainties materialize, or should the underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected or intended. In each instance, forward-looking information should be considered in light of the accompanying meaningful cautionary statements herein.

Item 1.  Description of Business.

     Southern Group International, Inc. (the "Company") was incorporated on August 10, 1995 under the name of Future Vision Products, Inc. The Company changed its name to Hydrogen Technology, Inc. on August 11, 1995, and on January 4, 1996 the Company changed its name to Southern Group International, Inc.

     The Company 's principal business objective is to seek long-term growth potential in a business combination or reverse merger. The Company is not restricted in its search as to any specific business, industry or geographic location. The Company is a development stage company that has not had any business activities which have provided any revenue since inception.

Governmental Regulations

     Corporations in the United States are subject to various levels of regulation, depending on the nature of the business in which the corporation is engaged. Once the Company selects a specific business activity, it may become subject to regulation by various governmental agencies.

Trademarks and Logos

     Depending on the business activity in which the Company eventually becomes engaged, it may use trademarks and logos in its business.

Item 2.  Management's Discussion and Analysis of Financial
           Condition and Results of Operations

     The following discussion of the results of operations and financial condition should be read in conjunction with the audited financial statements and related notes appearing subsequently under the caption "Financial Statements".

Cautionary Statement on Forward-Looking Statements

     From time to time, the Company makes oral and written statements that may constitute "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995 (the "PSLRA") or by the Commission in its rules, regulations and releases. The Company desires to take advantage of the "safe harbor" provisions in the PSLRA for forward-looking statements made from time to time, including, but not limited to, the forward-looking statements relating to the Company contained in this Form 10-SB registration statement.

     The Company cautions readers that any such forward-looking statements made by or on behalf of the Company are based on management's current expectations and beliefs but are not guarantees of future performance. Actual results could differ materially from those expressed or implied in the forward-looking statements.

     The Company has not conducted any business activity to date. Depending on the business in which the Company eventually engages, it may be affected by a wide variety of factors that could materially and adversely affect revenues and profitability. These include (i) factors relating to competition, such as competitive pricing pressure and the potential introduction of new products by competitors, (ii) sales and distribution factors such as the loss of a significant sales representative, and (iii) various other factors, including levels of expense relative to revenue levels, personnel changes and expenses that may be incurred in litigation. The Company was founded on August 10, 1995 and is in the development stage. To date, the Company has not conducted any business operations or had any revenue.

Liquidity and Capital Resources

     The Company currently believes that it has adequate cash resources to fund current operations. There can be no assurance, however, that the Company's actual capital needs will not exceed anticipated levels, or that the Company will generate sufficient revenues to fund its operations in the absence of other sources.

Item 3.  Properties

     The Company leases no offices and owns no properties or other facilities. The executive and operational headquarters of the Company are located at 90 Adams Avenue, Hauppauge, New York 11788, and are furnished by a company affiliated with management, without charge.

Item 4.  Security Ownership of Certain Beneficial Owners and
         Management.

     As of June 3, 1999, the Company had issued and outstanding 1,245,800 shares of its Common Stock. The following table sets forth as of June 3, 1999, certain information regarding beneficial ownership of the Common Stock by (i) those persons beneficially holding more than five percent of the Company's Common Stock, (ii) the Company's directors who beneficially own shares of the Common Stock, (iii) the officers named in the Summary Compensation table below, and
(iv) all of the Company's directors and officers as a group.

Name and Address                         Amount of Shares          Percent
of Beneficial Owner (1)                 of Beneficial Owner        of Class
---------------------------------------------------------------------------

Beresford Overseas Limited ............       300,000               24.08
P.O. Box 174
St. James Chambers
Athol Street
Douglas, Isle of Man 1M99 1PP

Amit Rametra ..........................        44,500                3.57
27 Riesling Court
Commack, NY 11725

Surinder Rametra(2) ...................       684,500               54.94
27 Riesling Court
Commack, NY 11725

Rahul Rametra .........................         2,000                   *
209 Crombie Street
Huntington Station, NY 11746

Seema Wasil ...........................        27,000                2.17
91 Edwards Street, #2A
Roslyn Heights, NY 11757

  All officers & directors ............        73,500                5.9%
  as a Group (3 persons)

*  Less than 1%

(1) For purposes of the table, a person is considered to "beneficially own" any shares with respect to which he/she directly or indirectly has or shares voting or investment power or of which he or she has the right to acquire the beneficial ownership within 60 days. Unless otherwise indicated and subject to applicable community property law, voting power and investment power are exercised solely by the person named above or shared with members of his or her household.

(2) Includes 170,000 shares held by Nirmala Rametra, Surinder Rametra's wife, and 57,500 shares held by S&N Associates, a partnership controlled by Surinder Rametra and Nirmala Rametra.

Item 5.  Directors, Executive Officers, Promoters and Control
         Persons.

     The directors and executive officers of the Company and their ages as of the date of this document are as follows:
Name                          Age          Position
---------------------------------------------------------------
Amit Rametra                  21           President & a Director

Seema Wasil                   30           Secretary & a Director

Rahul Rametra                 25           A Director


     Amit Rametra is President and Director of Southern Group International, Inc. He is not an officer or director of any other company.

     Seema Wasil is Secretary, Treasurer and Director of Southern Group International, Inc.. She is President of Global InterNet, Inc., a private entity; and Secretary of Chrono Designs, Inc. a private entity.

     Rahul Rametra is Director of Southern Group International, Inc. and Secretary of Global InterNet, Inc., a private entity.

Amit Rametra and Seema Wasil are brother and sister and Rahul Rametra is their cousin.

Item 6.  Executive Compensation.

     Compensation for the officers of the Company is presented below. There are no other benefits or compensation provided.

Name                          Position    Year        Salary           Other
--------------------------------------------------------------------------------
None.

Aggregated Option Exercises In Last Fiscal Year and Fiscal Year-End Option Value

     The Company does not have any officer or director stock option plan. The Company intends to incorporate one after a public offering. The Company does not have an employee stock option plan (ESOP). The Company intends to incorporate one after a public offering.

     The following table shows all the cash compensation paid by the Company as well as certain other compensation paid during the fiscal years indicated. No Executive Officer received total annual salary and bonus in excess of $100,000.


                                                        Long Term Compensation

                                 Annual Compensation                        Awards                    Payouts
                     ----------------------------------------    -------------------------   -----------------------
  (a)       (b)       (c)         (d)            (e)             (f)                 (g)        (h)           (i)
                                                     Other
Name and                                             Annual         Restricted                             All Other
Principal                                            Compen-        Stock          Options      LTIP        Compen-
Position    Year     Salary($)   Bonus($)            sation($)      Awards($)        SARs     Payouts($)   sation($)
--------    ----     ---------   --------            ---------      ----------     -------    ----------   ---------
None.



Option/SAR Grants in Last Fiscal Year. There were no option/SAR Grants in the last fiscal year.

Compensation of Directors

     The Company's directors serve without compensation.

Item 7.  Certain Relationships and Related Transactions.

     The Company has engaged in no "Related  Transactions" within the meaning of
Item 404 of Regulation S-B during the last two years.

Item 8.   Description of Securities.

Common Stock

     The Company has authorized 80,000,000 shares of Common Stock par value $0.0001. Each outstanding Share of Common Stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

     The holders of Common Stock (i) have equal ratable rights to dividends from funds legally available therefor, when, and if declared by the Board of Directors of the Company; (ii) are entitled to Share ratably in all of the assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have preemptive, subscription or conversion rights, or redemption or sinking fund provisions applicable thereto; and (iv) are entitled to one non-cumulative vote per Share on all matters on which stockholders may vote at all meetings of stockholders.

                                     PART II

Item I. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

(a) Market Information

     The Company's Common Stock ($0.0001 par value, all of which are one class) is not publicly traded.

(b)  Holders

     The approximate number of record holders of the Company's Common Stock as of June 3, 1999 was 66, inclusive of those brokerage firms and/or clearing houses holding the Company's common shares for their clientele (with each such brokerage house and/or clearing house being considered as one holder). The aggregate number of shares of Common Stock outstanding as of June 3, 1999 was 1,245,800 shares.

(c) Dividends

     The Company has not paid or declared any dividends upon its Common Stock since its inception and, by reason of its present financial status and its contemplated financial requirements, does not contemplate or anticipate paying any dividends upon its Common Stock in the foreseeable future.

Item 2.  Legal Proceedings

     The Company is not presently a party to any material litigation, nor to the Company's knowledge is such litigation threatened.

Item 3.  Changes in and Disagreements with Accountants

     The Company has had no changes in or disagreements with accountants on accounting or financial disclosure.

Item 4.  Recent Sales of Unregistered Securities.

     The following unregistered securities of the Company have been issued in the past three years:

     On March 1, 1999 the Company issued 6,000 restricted shares to a non-affiliate.

     On May 6, 1999, the Company issued the following restricted shares: (a) 42,500 restricted shares to an officer and director; (b) 25,000 restricted shares to a director; (c) 25,000 restricted shares to a non-affiliate, and; (d) 207,500 restricted shares to an affiliate. On June 2, 1999, the Company issued 300,000 shares to an affiliate.

    All of the shares were exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended (the "Act").

Item 5.  Indemnification of Directors and Officers

     The Certificate of Incorporation and Bylaws of the Company contain provisions limiting or eliminating the liability of directors of the Company to the Company or its stockholders to the fullest extent permitted by the General Corporation law of Florida and indemnifying officers and directors of the Company to the fullest extent permitted by the General Corporation Law of Florida. Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act, and will be governed by the final adjudication of such issue.

                                    PART F/S

     The Financial Statements of Southern Group International, Inc. required by Regulation S-X commences on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB, and are incorporated herein by this reference.

                                    PART III

Item I. and II. Index to Exhibits and Description


2.a.1  Articles of Incorporation
2.a.2 Articles of Amendment to the Articles of Incorporation - dated 8/10/95 2.a.3 Articles of Amendment to the Articles of Incorporation - dated 1/4/96
2.b    By-Laws

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SOUTHERN GROUP INTERNATIONAL, INC.



Date:  June 3, 1999                         By:
-------------------                            ---------------------------------
                                               Amit Rametra, President

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                AND FOR THE PERIOD AUGUST 10, 1995 (INCEPTION) TO
                                DECEMBER 31, 1998

                               TABLE OF CONTENTS







                                                                       Page No.

AUDITOR'S REPORT ......................................................   1

FINANCIAL STATEMENTS

Balance sheets ........................................................   2

Statements of Operations ..............................................   3

Statement of Changes in Stockholders' Deficit .........................   4

Statements of Cash Flows ..............................................   5

Notes to Financial Statements .........................................   6

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203

                          INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders
Southern Group International, Inc.
Hauppauge, New York

I have audited the accompanying balance sheets of Southern Group International, Inc. (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' deficit and cash flows for the years then ended and for the period from August 10, 1995 (inception), to December 31, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Southern Group International, Inc. as of December 31, 1998 and 1997, and the results of its operations and cash flows for the years then ended and from August 10, 1995 (inception), to December 31, 1998, in conformity with generally accepted accounting principles.



Stewart H. Benjamin
Certified Public Accountant, P.C.

March 31, 1999

SOUTHERN GROUP INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
December 31, 1998 and 1997

                                                                  1998        1997
                                                               ---------   ---------
ASSETS

Current assets
    Cash ...................................................   $  2,396    $   --
    Loans receivable (Note 2) ..............................     51,634        --
                                                               --------    --------
Total assets ...............................................   $ 54,030    $   --
                                                               ========    ========


LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
    Loan payable (Note 3) ..................................   $ 54,419    $   --
    Accrued expenses .......................................        200        --
                                                               --------    --------
Total liabilities ..........................................     54,619        --
                                                               --------    --------
Stockholders' deficit
    Preferred stock, $.0001 par value, 10,000,000 shares
        authorized and zero shares issued and outstand .....       --          --
    Common stock, $.0001 par value, 80,000,000 shares
        authorized and 645,800 shares issued and outstanding
        in 1998 and 642,800 in 1997 ........................         65          64
    Additional paid-in capital .............................      2,999        --
    Deficit accumulated during the development stage .......     (3,653)        (64)
                                                               --------    --------
Total stockholders' deficit ................................       (589)       --
                                                               --------    --------
Total liabilities and stockholders' deficit ................   $ 54,030    $   --
                                                               ========    ========






    The accompanying notes are an integral part of the financial statements.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
     Years Ended December 31, 1998 and 1997, and the Period August 10, 1995
                   (Date of Inception), to December 31, 1998


                                                                        Aug. 10, 1995
                                          Year Ended     Year Ended     (inception) to
                                          December 31,   December 31,   December 31,
                                             1998           1997           1998
                                          ------------   ------------   --------------
Costs and expenses
    General and administrative ...........   $   3,792    $    --        $   3,856
                                             ---------    ---------      ---------
Total costs and expenses .................      (3,792)        --           (3,856)
                                             ---------    ---------      ---------
Other income (expenses)
    Interest income ......................         833         --              833
    Interest expense .....................        (630)        --             (630)
                                             ---------    ---------      ---------
Total other income (expenses) ............         203         --              203
                                             ---------    ---------      ---------
Net loss .................................   $  (3,589)   $    --        $  (3,653)
                                             =========    =========      =========
Loss per common share ....................   $   (.006)   $    --
                                             =========    =========
Weighted average common shares outstanding   $ 644,386    $ 642,800
                                             =========    =========











    The accompanying notes are an integral part of the financial statements.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
     Period from August 10, 1995 (Date of Inception), to December 31, 1998



                                                                            Deficit
                                            Common stock      Additional  Accumulated
                                         ------------------     Paid-in      From
                                          Shares     Amount     Capital    Inception     Total
                                         -------    -------   ----------  -----------  -------
Balances, August 10, 1995 ...........      --       $  --       $  --      $  --      $  --

    Issuance of common stock             642,800        64         --         --          64

    Net loss for the period .........                                          (64)      (64)
                                         -------    -------   ----------  -----------  -------
Balances, December 31, 1995              642,800        64         --          (64)       --

The Company was inactive
  during 1996 .......................       --          --         --           --        --
                                         -------    -------   ----------  -----------  -------
Balances, December 31, 1996              642,800        64         --          (64)       --

The Company was inactive
  during 1997 .......................       --          --         --           --        --
                                         -------    -------   ----------  -----------  -------
Balances, December 31, 1997              642,800        64         --          (64)       --

    Issuance of common stoc .........      3,000         1       2,999          --      3,000

    Net loss ........................                                       (3,589)    (3,589)
                                         -------    -------   ----------  -----------  -------
Balances, December 31, 1998              645,800    $    65   $  2,999    $ (3,653)    $ (589)
                                         =======    =======   ==========  ===========  =======








    The accompanying notes are an integral part of the financial statements.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                  Years Ended December 31, 1998 and 1997, and
                 the Period August 10, 1995 (Date of Inception),
                              to December 31, 1998


                                                                                  Aug. 10, 1995
                                                    Year Ended     Year Ended     (inception) to
                                                    December 31,   December 31,   December 31,
                                                       1998           1997           1998
                                                    ----------   --------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss ....................................   $   (3,589)  $   --           $     (3,653)
    Adjustments to reconcile net loss to net
         cash used in operating activities
         Amortization ...........................        --          --                   --
         Changes in assets and liabilities
            Increase in accrued expenses ........          200       --                    200
                                                    ----------   --------------   ------------
            NET CASH USED IN OPERATING ACTIVITIES       (3,389)      --                 (3,453)
                                                    ----------   --------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
    Increase in notes receivable ................      (51,634)      --                (51,634)
                                                    ----------   --------------   ------------
            NET CASH USED IN INVESTING ACTIVITIES      (51,634)      --                (51,634)
                                                    ----------   --------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from short-term debt ...............       58,654         --               58,654
    Repayment of short-term debt ................       (4,235)        --               (4,235)
    Proceeds from issuance of common stock ......        3,000         --                3,064
                                                    ----------   --------------   ------------
            NET CASH PROVIDED BY FINANCING ACTIVI       57,419         --               57,483
                                                    ----------   --------------   ------------
NET INCREASE IN CASH ............................        2,396         --                2,396

CASH - BEGINNING OF YEAR ........................         --           --                 --
                                                    ----------   --------------   ------------
CASH - END OF YEAR ..............................   $    2,396   $     --         $      2,396
                                                    ==========   ==============   ============



SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the year for:
         Interest                                   $      630   $     --         $        630
                                                    ==========   ==============   ============
         Income taxes                               $     --     $     --         $       --
                                                    ==========   ==============   ============






    The accompanying notes are an integral part of the financial statements.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The financial statements presented are those of Southern Group International, Inc., a development stage company (the "Company"). The Company was incorporated under the laws of the state of Florida on August 10, 1995. The Company's activities, to date, have been primarily directed towards the raising of capital.

As shown in the financial statements, as of December 31, 1998, the Company has incurred an accumulated deficit of $3,653. The Company's continued existence is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company has been exploring sources to obtain additional equity or debt financing. The Company has also indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential.

Loss Per Common Share

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

SOUTHERN GROUP INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO FINANCIAL STATEMENTS


NOTE 2 - LOANS RECEIVABLE

Loans receivable at December 31, 1998 consisted of the following:

Loan receivable from officer, balance due
    December 1999, with no interest                                     $   800

Loan receivable from foreign corporation, interest
    at 10%, balance due December 1999                                    50,834
                                                                         ------

Total                                                                   $51,634
                                                                        =======


NOTE 3 - LOAN PAYABLE

The Company has a bank line-of-credit which provides borrowings up to $75,000. The line-of-credit is uncollateralized, and principal and interest on advances are payable monthly at the bank prime rate plus 1%. The line-of-credit is due to expire in October 2001. There was an outstanding balance on this line-of-credit of $54,419 at December 31, 1998, which the Company expects to repay by December 31, 1999.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                              FINANCIAL STATEMENTS

                    FOR THE THREE MONTHS ENDED MARCH 31, 1999
                AND FOR THE PERIOD AUGUST 10, 1995 (INCEPTION) TO
                                 MARCH 31, 1999

                               TABLE OF CONTENTS






                                                                        Page No.

ACCOUNTANT'S REPORT................................................        1

FINANCIAL STATEMENTS

    Balance sheet..................................................        2

    Statements of Operations.......................................        3

    Statement of Changes in Stockholders' Deficit..................        4

    Statements of Cash Flows.......................................        5

    Notes to Financial Statements..................................        6

                               STEWART H. BENJAMIN
                        CERTIFIED PUBLIC ACCOUNTANT, P.C.
                              27 SHELTER HILL ROAD
                               PLAINVIEW, NY 11803

                            TELEPHONE: (516) 933-9781
                            FACSIMILE: (516) 827-1203




To the Board of Directors and Shareholders
Southern Group International, Inc.
Hauppauge, New York

I have compiled the accompanying balance sheet of Southern Group International, Inc. (a development stage company) as of March 31, 1999, and the related statements of operations, stockholders' deficit and cash flows, for the three months then ended and for the period from August 10, 1995 (inception), to March 31, 1999, in accordance with Statements on Standards for Accounting and Review Services, issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. I have not audited or reviewed the accompanying financial statements and, accordingly, do not express an opinion or any other form of assurance on them.





                                            /s/ Stewart H. Benjamin
                                            ------------------------
                                            Stewart H. Benjamin
                                            Certified Public Accountant, P.C.



Plainview, New York
April 1, 1999

SOUTHERN GROUP INTERNATIONAL, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
March 31, 1999



ASSETS

Current assets
    Cash .........................................................     $  6,412
    Loan receivable (Note 2) .....................................       51,850
                                                                       --------
Total assets .....................................................     $ 58,262
                                                                       ========


LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
    Loan payable (Note 3) ........................................     $ 27,057
    Loans payable - stockholders (Note 4) ........................       37,871
    Accrued expenses .............................................          200
                                                                       --------
Total liabilities ................................................       65,128

Stockholders' deficit
    Preferred stock, $.0001 par value, 10,000,000 shares
        authorized and zero shares issued and outstanding ........         --
    Common stock, $.0001 par value, 80,000,000 shares
        authorized and 645,800 shares issued and outstanding .....           65
    Additional paid-in capital ...................................        2,999
    Deficit accumulated during the development stage .............       (9,930)
                                                                       --------
Total stockholders' deficit ......................................       (6,866)
                                                                       --------
Total liabilities and stockholders' deficit ......................     $ 58,262
                                                                       ========









          See accompanying notes and accountant's compilation report.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS



                                                   Three Months   Aug. 10, 1995
                                                      Ended       (inception) to
                                                    March 31,       March 31,
                                                      1999            1999
                                                   ------------   -------------

Costs and expenses
    General and administrative ................     $   5,305      $   9,161
                                                    ---------      ---------
Total costs and expenses ......................        (5,305)        (9,161)
                                                    ---------      ---------
Other income (expenses)
    Interest income ...........................         1,017          1,850
    Interest expense ..........................        (1,989)        (2,619)
                                                    ---------      ---------
Total other income (expenses) .................          (972)          (769)
                                                    ---------      ---------
Net loss ......................................     $  (6,277)     $  (9,930)
                                                    =========      =========
Loss per common share .........................     $    (.01)
                                                    =========
Weighted average common shares outstanding ....       645,800
                                                    =========






















          See accompanying notes and accountant's compilation report.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                 STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
       Period from August 10, 1995 (Date of Inception), to March 31, 1999


                                                                      Deficit
                                       Common stock      Additional Accumulated
                                    ------------------     Paid-in     From
                                     Shares     Amount     Capital   Inception         Total
                                    --------    ------     -------   ---------        -------
Balances, August 10, 1995 .........       --     $  --      $  --      $  --          $    --

    Issuance of common stock         642,800        64         --         --               64

    Net loss for the period .......                                      (64)             (64)
                                     -------     -----     ------    -------          -------
Balances, December 31, 1995          642,800        64         --        (64)              --

The Company was inactive
  during 1996 .....................       --        --         --         --               --
                                     -------     -----     ------    -------          -------
Balances, December 31, 1996          642,800        64         --        (64)              --

The Company was inactive
  during 1997 .....................       --        --         --         --               --
                                     -------     -----     ------    -------          -------
Balances, December 31, 1997          642,800        64         --        (64)              --

    Issuance of common stock.......    3,000         1      2,999         --            3,000

    Net loss ......................                                   (3,589)          (3,589)
                                     -------     -----     ------    -------          -------
Balances, December 31, 1998          645,800        65      2,999     (3,653)            (589)

    Net loss for the period .......                                   (6,277)          (6,277)
                                     -------     -----     ------    -------          -------
Balances, March 31, 1999 .........   645,800     $  65     $2,999    $(9,930)         $(6,866)
                                     =======     =====     ======    =======          =======












          See accompanying notes and accountant's compilation report.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS



                                                        Three Months   Aug. 10, 1995
                                                           Ended       (inception) to
                                                          March 31,      March 31,
                                                            1999           1999
                                                        ------------   --------------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net loss .........................................   $ (6,277)       $ (9,930)
    Adjustments to reconcile net loss to net
         cash used in operating activities
         Amortization ................................         --              --
         Changes in assets and liabilities
            Increase in accrued expenses .............         --             200
                                                         --------        --------
         NET CASH USED IN OPERATING ACTIVITIES .......     (6,277)         (9,730)

CASH FLOWS FROM INVESTING ACTIVITIES
    (Increase) decrease in loan receivable ...........     (1,017)        (51,850)
                                                         --------        --------
         NET CASH PROVIDED BY (USED IN)
            INVESTING ACTIVITIES                           (1,017)        (51,850)
                                                         --------        --------
CASH FLOWS FROM FINANCING ACTIVITIES
    Proceeds from short-term debt ....................     38,671          98,892
    Repayment of short-term debt .....................    (27,362)        (33,965)
    Proceeds from issuance of common stock ...........       --             3,064
                                                         --------        --------
         NET CASH PROVIDED BY (USED IN)
             FINANCING ACTIVITIES                          11,309          67,991
                                                         --------        --------
NET INCREASE IN CASH .................................      4,015           6,411

CASH - BEGINNING OF PERIOD ...........................      2,396              --
                                                         --------        --------
CASH - END OF PERIOD .................................   $  6,411        $  6,411
                                                         ========        ========


SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
    Cash paid during the period for:
         Interest ....................................   $  1,989        $  2,619
                                                         ========        ========
         Income taxes ................................   $     --        $     --
                                                         ========        ========





See accompanying notes and accountant's compilation report.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The financial statements presented are those of Southern Group International, Inc., a development stage company (the "Company"). The Company was incorporated under the laws of the state of Florida on August 10, 1995. The Company's activities, to date, have been primarily directed towards the raising of capital.

As shown in the financial statements, as of March 31, 1999, the Company has incurred an accumulated deficit of $9,930. The Company's continued existence is dependent on its ability to generate sufficient cash flow to meet its obligations on a timely basis. Accordingly, the financial statements do not include any adjustments that might be necessary should the Company be unable to continue in existence. The Company has been exploring sources to obtain additional equity or debt financing. The Company has also indicated its intention to participate in one or more as yet unidentified business ventures, which management will select after reviewing the business opportunities for their profit or growth potential.

Loss Per Common Share

Loss per common share is computed by dividing the net loss by the weighted average shares outstanding during the period.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

                       SOUTHERN GROUP INTERNATIONAL, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                         NOTES TO FINANCIAL STATEMENTS


NOTE 2 - LOAN RECEIVABLE

The Company made a loan of $50,000 to a foreign corporation which is partially owned by certain stockholders of the Company. The loan is uncollateralized, provides for interest at a rate of 8% per annum and is due on December 31, 1999.

NOTE 3 - LOAN PAYABLE

The Company has a bank line-of-credit which provides borrowings up to $75,000. The line-of-credit is uncollateralized, and principal and interest on advances are payable monthly at the bank prime rate plus 1%. The line-of-credit is due to expire in October 2001. There was an outstanding balance on this line-of-credit of $27,057 at March 31, 1999, which the Company expects to repay by December 31, 1999. Interest expense related to the bank line-of-credit of $1,568 was charged to operations during the three months ended March 31, 1999.

NOTE 4 - LOANS PAYABLE - STOCKHOLDERS

Loans of $38,250 were received from certain stockholders during the three months ended March 31, 1999. The loans provide for interest at a rate of 8% and are due on January 31, 2000. Interest expense related to the stockholders' loans of $421 was charged to operations during the three months ended March 31, 1999.